Exhibit 12.1

WILDHORSE RESOURCE DEVELOPMENT CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands)

	For the Six Months Ended June 30, 2017	For the Year Ended December 31,
		2016	2015	2014
Income (loss) before income taxes	$73,511	$(52,651)	$(32,436)	$(14,595)
Add:
Fixed charges	15,068	8,857	9,107	3,245
Amortization of capitalized interest	112	218	129	13

Subtotal	$88,691	$(43,576)	$(23,200)	$(11,337)
Less:
Capitalized interest	(1,029)	(62)	(842)	(197)

Total Earnings	$87,662	$(43,638)	$(24,042)	$(11,534)
Fixed charges:
Interest expense	12,204	7,834	6,943	2,680
Capitalized interest	1,029	62	842	197
Amortized premiums, discounts and capitalized expenses related to indebtedness	1,383	479	711	—
Interest portion of rental expense	452	482	611	368

Total fixed charges	$15,068	$8,857	$9,107	$3,245

Ratio of earnings to fixed charges (1)	5.82x	*	*	*

(1)	Earnings were inadequate to cover fixed charges by $14.8 million for the year ended December 31, 2014 primarily as a result of impairment of proved oil and gas properties; $33.1 million for the year ended December 31, 2015 primarily as a result of an overall loss from operations partially offset by gains on derivative instruments; and $52.5 million for the year ended December 31, 2016 primarily as a result of losses on derivative instruments and an overall loss from operations.

Our computation of ratio of earnings to fixed charges takes into account our combined financial position and results attributable to our predecessor and previous owners for those dates prior to our initial public offering. For periods after the completion of our initial public offering, our consolidated financial statements include our accounts and those of our subsidiaries. For the purposes of these calculations, we define earnings as the amounts resulting from adding and subtracting the following items:

Add the following, as applicable:

a)	pre-tax income from continuing operations;

b)	fixed charges;

c)	amortization of capitalized interest; and

d)	distributed income of equity investees; and

e)	our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges.

From the total of the added items, subtract the following:

a)	capitalized interest;

b)	preference security requirements of consolidated subsidiaries; and

c)	the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges.

“Fixed charges” is defined as the sum of the following:

a)	interest expensed and capitalized;

b)	amortized premiums, discounts and capitalized expenses related to indebtedness;

c)	an estimate of the interest within rental expense (which is considered approximately one-third of total rental expense); and

d)	preference security dividend requirements of consolidated subsidiaries.

“Preference security dividend” is the amount of pre-tax earnings that is required to pay the dividends on outstanding preference securities. The dividend requirement must be computed as the amount of the dividend divided by (1 minus the effective income tax rate applicable to continuing operations).